FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                           For the month of May, 2005




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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     1. On March 31, 2005, Healthcare Technologies Ltd., an Israeli corporation
(the "Company") announced that its Board of Directors and Audit Committee had approved the sale of all the Company's shares (the "Procognia Shares") in Procognia Ltd. ("Procognia") to the Company's principal shareholder, Gamida For Life B.V. ("Gamida"). The Company had about a 4% equity interest in Procognia, which has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics. The predecessor company of Procognia was originally a subsidiary of the Company, but through a series of transactions had been reduced to a passive investment. Despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under Generally Accepted Accounting Principles in the U.S. the Company was required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in Procognia.

     2. On April 15, 2005, the Company announced that it received notice from the Nasdaq Stock Market ("Nasdaq") indicating that based on the Company's Form 6-K for the period ended December 31, 2004, the Company's stockholders' equity was $1,921,000, and accordingly the Company was not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq set forth in Marketplace Rule 4320(e)(2)(B). Therefore, the Nasdaq Staff was reviewing the Company's eligibility for continued listing on Nasdaq. As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Procognia Shares to Gamida , which would result in an increase in the Company's stockholder's equity (which was approximately $2.0 million at March 31, 2005) by approximately $4.8 million as a result of the deconsolidation of Procognia's accumulated losses from the Company's balance sheet.

     3. On April 20, 2005, the Company entered into a share purchase agreement the "Procognia Agreement") with Gamida for the Procognia Shares. The Procognia Agreement was approved by the Company's Audit Committee and Board of Directors in April 2005 and was subject to shareholders approval as described below. The following are the terms of the Procognia Agreement:

          (i) Upon signing the Procognia Agreement, Gamida paid the Company an initial payment of $10,000 in consideration for the Procognia Shares.

          (ii) Upon the occurrence of any of the following events, Gamida shall make one additional payment to the Company as further described below:

               a. In the event an asset purchase agreement (the "Immvarx Agreement") is executed by and among Immvarx, Inc. ("Immvarx"), Gamida and the Company, and Immvarx consummates a tender offer as contemplated therein (the "Tender Offer"), Gamida shall pay the Company $420,000.

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               b. In the event the Immvarx Agreement is not executed or in the event it is executed but Immvarx's option to execute the Tender Offer expires before consummation thereof, Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "Post-Tender Offer Consideration") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Post Tender-Offer Consideration.

               c. Notwithstanding the above events, in the event:

                    A. Gamida, within one year of the execution date of the
               Procognia Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the "Sale"); and

                    B. the Sale occurs prior to the consummation of the Tender
               Offer, Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "Pre-Tender Offer Consideration") up to $420,000, plus, if any, 80% of the remaining Pre-Tender Offer Consideration.

The consideration of $430,000, i.e. the value of the Procognia Shares, was determined by an independent valuator.

     4. On May 29, 2005, the Company held a Special General Meeting of Stockholders at which the Procognia Agreement was approved by the requisite vote of stockholders. Subsequent to the Meeting, the closing of the Procognia Agreement took place.

     5. As a result of the foregoing, the Company believes that it has regained compliance with the Nasdaq stockholders' equity requirement for continued listing as of the date of this Report.

     6. Nasdaq will continue to monitor the Company's ongoing compliance with the stockholders' equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, then it may be subject to delisting.

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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                     By: /S/ Moshe Reuveni
                                                     ---------------------
                                                     Moshe Reuveni
                                                     Chief Executive Officer


Dated: May 31, 2005

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